LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729



March 22, 2005



SUPPL

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of March 22, 2005

- **Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416.874.2600 FAX: 416.874.2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST



By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729


LEGACY
HOTELS

Legacy Hotels Real Estate Investment Trust Announces Quarterly Distribution

TORONTO, Mar 22, 2005 (Canada NewsWire via COMTEX) -- Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced a first quarter distribution of $0.08 per unit to unitholders of record as of April 1, 2005. Payment will be made on or about April 20, 2005. This distribution is consistent with the amounts paid by Legacy over the past three quarters.

The taxable portion of distributions paid in 2004 was 50%. The balance of the distributions was a return of capital thus reducing, for tax purposes, the adjusted cost base of a unit. Legacy currently expects a similar tax allocation for distributions paid in 2005.

Legacy will release its first quarter results on April 28, 2005 and will hold its annual general meeting at 10:00 a.m. Eastern time on April 29, 2005 at The Fairmont Royal York in Toronto.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Chateau Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

VIEW ADDITIONAL COMPANY-SPECIFIC INFORMATION: http://www.newswire.ca/en/releases/orgDisplay.cgi?okey=54430

For further information: Chantal Nappert, Director, Investor Relations,
Tel: (416) 860-6140, Email: investor(at)legacyhotels.ca; Website:
www.legacyhotels.ca

News release via Canada NewsWire, Toronto 416-863-9350